UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.

File No. 0-23265 - CF#27996

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       Salix Pharmaceuticals, Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 28, 2012.

       Based on representations by Salix Pharmaceuticals, Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 2.4	through February 28, 2022
Exhibit 2.5	through November 8, 2016
Exhibit 10.87	through February 28, 2022
Exhibit 10.88	through February 28, 2022
Exhibit 10.89	through February 28, 2022
Exhibit 10.90	through February 28, 2022
Exhibit 10.91	through May 31, 2014

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel